UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2018

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On November 23, 2018, Therapix Biosciences Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with YA II PN Ltd. (the “Investor”), a fund managed by Yorkville Advisors Global, for the sale in a private placement of up to $2.5 million in principal amount of unsecured convertible debentures (the “Debentures”). Interest on the Debentures will accrue at a rate of 5% per annum and is payable upon the maturity date of the Debentures, being 12 months from the issuance of each Debenture. The first tranche of $1.5 million of the Debentures was issued on November 23, 2018 and the Investor will receive 9,171 ADSs of the Company as a commitment fee. Two other tranches of $500,000 each of the Debentures shall be purchased by the Investor conditional on the passage of time and/or certain triggering events, including, among others, the earlier of the termination of the previously announced acquisition of the Company by FSD Pharma Inc. and March 1, 2019. The Company shall pay the Investor additional commitment fees upon issuance of each such tranche, to be paid at the Company’s option in cash or ADSs of the Company.

From and after the date of issue of the Debentures, the outstanding principal, together with accrued and unpaid interest, will be convertible, at the option of the Investor, into ADSs of the Company at the lower of $7.00 or 95% of the lowest daily VWAP during the 5 consecutive trading days immediately preceding the conversion date.

In addition, upon the consummation of the previously announced acquisition of the Company by FSD Pharma Inc., the Debentures will automatically convert into shares of FSD Pharma Inc. as if the Debentures had previously been converted into ADSs at $7.00 per ADS. The Investor has agreed to vote all ordinary shares (including those underlying ADSs) that it holds as of an applicable record date in favour of the acquisition of the Company by FSD Pharma Inc.

Provided that the ADSs are trading below $7.00 per ADS, the Company has the right to redeem the Debentures at 110% of the principal amount of the Debentures plus accrued interest.

The Investor has certain registration rights relating to the ADSs to be issued upon conversion of the Debentures.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement, Registration Rights Agreement, and Debentures, which are filed as Exhibits 10.1, 10.2, and 10.3, respectively, to this Report on Form 6-K.

Attached to this Report on Form 6-K as Exhibit 10.1 is the Securities Purchase Agreement dated November 23, 2018.

Attached to this Report on Form 6-K as Exhibit 10.2 is the Registration Rights Agreement dated November 23, 2018.

Attached to this Report on Form 6-K as Exhibit 10.3 is the Debenture dated November 23, 2018.

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release of the Company dated November 27, 2018 (the “Press Release”) announcing the transactions described in this Report on Form 6-K.

The securities sold in this private placement have not been registered under the U.S. Securities Act of 1933, as amended, or U.S. state securities laws and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an applicable exemption from such registration requirements.

Neither this Report on Form 6-K nor the Press Release shall constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The information contained in this Report on Form 6-K (other than Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-225745) and Registration Statement on Form S-8 (File No. 333-225773).

Forward Looking Statements:

This Report on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. For example, forward-looking statements in this report include statements regarding the proposed FSD transaction. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2018 and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Exhibits

10.1	Securities Purchase Agreement dated November 23, 2018

10.2	Registration Rights Agreement dated November 23, 2018

10.3	Debenture dated November 23, 2018

99.1	Press Release dated November 27, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: November 27, 2018	By	/s/ Ascher Shmulewitz
	Name:	Ascher Shmulewitz, M.D, Ph.D.
	Title:	Chief Executive Officer

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